Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

February 5, 2019

IMO ICEBREAKERS

A regular series for L3 employees introducing IMO leaders and their integration objectives

L3 HARRIS

Kathy Contino-Schlarb and Phil Blatchley discuss the crucial role of IT in merger integration

IMO Leadership Profile

What will it take to accomplish the Integration Management Office (IMO) vision of L3 Harris Technologies as highly connected, agile, and responsive defense contractor?


MAKE IT
A MERGER OF
STRENGTHS

In short, collaboration will be key. Developing networks, applications and procedures that will connect all 48,000 employees across L3 Harris Technologies will be no easy task. That's the challenge – and opportunity – for the IMO IT team.

The IMO IT team's integration planning priorities include IT support for the business segments, delivering operating synergies, and combining the IT departments.

Fortunately, IMO IT leads Kathy Contino-Schlarb of L3 and Phil Blatchley of Harris are no strangers to acquisitions and integrations – and are ready to ensure that the best technology is launched across L3 Harris Technologies, beginning on Day 1.

"Participating in this merger of strengths is a once-in-a-lifetime opportunity," says Contino-Schlarb, who has more than 30 years of experience in integration and IT. Talk about a small world – prior to becoming VP of IT at L3's Electronic Systems segment, she was the Director of IT at Harris for almost three years and worked with Blatchley during the Exelis integration.

"My experience at both companies provides a unique perspective, allowing me to translate terminology, policies and approaches between L3 and Harris," Contino-Schlarb says.

Blatchley, a 39-year Harris veteran, is Senior Director of Information Systems, concentrating on applications development, operations and infrastructure. He has a strong foundation in mergers and acquisitions – working on integrations over the past 15 years, including leading IT for the Exelis integration.

"Our goal is to ensure we consider and evaluate the best procedures and policies from both companies," Blatchley says. "We are looking for the best and leaving the remainder behind."

One of their near-term integration priorities is to ensure critical communications are available on Day 1. This includes establishing a new email address (though email domains from both legacy companies will still be operating post-close), a new external website and internal intranet site. The team is also exploring how to make Wi-Fi services available to people traveling across locations. “We have really talented IT employees across both companies who are eager to collaborate,” Contino-Schlarb says. “In my experience, the fact that we are even exploring Wi-Fi services between locations is a tremendous feat relative to other integrations.” “The new company will be more competitive, more innovative and more advanced than L3 and Harris are on their own,” Blatchley says. “These channels of communication across the company will be the backbone of innovation. They will allow creative minds to come together from all corners of L3 and Harris. IT will provide the tools necessary for that communication to happen.” IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”). In connection with the proposed merger, Harris filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on December 14, 2018 that includes a preliminary Joint Proxy Statement of L3 and Harris and a preliminary Prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The Registration Statement has not yet become effective. A definitive Joint Proxy Statement/Prospectus will be sent to L3 stockholders and Harris stockholders. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A free copy of the preliminary Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’ website at https://www.harris.com/. L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction. Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Information regarding Harris’ directors and executive officers is contained in Harris’ Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the preliminary Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph. FORWARD-LOOKING STATEMENTS Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in L3’s and Harris’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’ businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’ operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’ common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’ ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’ control, such as acts of terrorism. These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in L3’s and Harris’ Preliminary Joint Proxy Statement/Prospectus that forms part of the Registration Statement on Form S-4 filed by Harris and the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’ most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’ subsequent and future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, you should not place any reliance on these forward-looking statements. Integration Management Office (IMO) L3 Technologies, Inc. and Harris Corporation